Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street, New York, New York 10022-3205
telephone 212-318-6000 / facsimile 212-319-4090 / internet www.paulhastings.com

Paul Hastings

40-33

04006714

Atlanta
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London
Los Angeles
New York
Orange County
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(212) 318-6531
brianhurley@paulhastings.com

January 27, 2004

37269.00006

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 28 2004
WASH, D.C. 158

PROCESSED
JAN 30 2004
THOMSON FINANCIAL

VIA UPS NEXT DAY AIR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Filing Desk

Re: Excelsior Funds, Inc. (the "Fund")
Registration No. 811-4088

Ladies and Gentlemen:

On behalf of the Fund and pursuant to Section 33 of the Investment Company Act of 1940, as amended, we hereby transmit for filing a copy of a class action complaint that was originally filed on January 20, 2004, in the Southern District of New York of the United States District Court, against the Fund (as Doe Defendant), as well as against Excelsior Tax-Exempt Funds, Inc., Excelsior Funds Trust, The Charles Schwab Corporation, Charles Schwab & Co., Inc., U.S. Trust Corporation, United States Trust Company of New York, et al.

We have enclosed a pre-paid, self-addressed envelope and kindly request that you return a copy of this letter with evidence of filing.

Should you have any questions regarding this matter, please do not hesitate to contact the undersigned at the above number. Thank you.

Very truly yours,

Brian Hurley

Brian F. Hurley
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

NY55/341770.1

Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street, New York, New York 10022-3205
telephone 212-318-6000 / facsimile 212-319-4090 / internet www.paulhastings.com

Paul*Hastings*

Atlanta
Beijing
Hong Kong
London
Los Angeles
New York
Orange County
San Diego
San Francisco
Stamford
Tokyo
Washington, D.C.

(212) 318-6531
brianhurley@paulhastings.com

January 27, 2004

37269.00006

VIA UPS NEXT DAY AIR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Filing Desk

Re: Excelsior Funds, Inc. (the "Fund")
Registration No. 811-4088

Ladies and Gentlemen:

On behalf of the Fund and pursuant to Section 33 of the Investment Company Act of 1940, as amended, we hereby transmit for filing a copy of a class action complaint that was originally filed on January 20, 2004, in the Southern District of New York of the United States District Court, against the Fund (as Doe Defendant), as well as against Excelsior Tax-Exempt Funds, Inc., Excelsior Funds Trust, The Charles Schwab Corporation, Charles Schwab & Co., Inc., U.S. Trust Corporation, United States Trust Company of New York, et al.

We have enclosed a pre-paid, self-addressed envelope and kindly request that you return a copy of this letter with evidence of filing.

Should you have any questions regarding this matter, please do not hesitate to contact the undersigned at the above number. Thank you.

Very truly yours,

Brian F. Hurley
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

NY55/341770.1

ORIGINAL

WECHSLER HARWOOD LLP
Robert I. Harwood (RH-3286)
Jeffrey M. Norton (JN-4827)
488 Madison Avenue, 8th Floor
New York, New York 10022
Telephone: (212) 935-7400
Facsimile: (212) 753-3630

Attorneys for Plaintiffs

[Additional Counsel on Signature Page]

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

JOHN R. GRANELLI, JOYCE R. GRANELLI, and MAGGIE FREEMAN, Jointly and on Behalf of All Others Similarly Situated,	
Plaintiffs,	**CIVIL ACTION NO.** 04 CV 00481
vs.	
THE CHARLES SCHWAB CORPORATION, CHARLES SCHWAB & CO., INC., U.S. TRUST CORPORATION, UNITED STATES TRUST COMPANY OF NEW YORK, JURY TRIAL DEMANDED EXCELSIOR FUNDS, INC., EXCELSIOR FUNDS TRUST, EXCELSIOR CALIFORNIA TAX EXEMPT INCOME FUND, EXCELSIOR EARLY LIFE CYCLE FUND, EXCELSIOR FUNDS EQUITY INCOME FUND, EXCELSIOR FUNDS INC. BIOTECHNOLOGY FUND, EXCELSIOR FUNDS INC. BLENDED EQUITY FUND, EXCELSIOR FUNDS INC. EMERGING MARKETS FUND, EXCELSIOR FUNDS INC. ENERGY & NATURAL RESOURCE FUND, EXCELSIOR FUNDS INC. HIGH YIELD FUND, EXCELSIOR FUNDS INC. LARGE CAPITAL GROWTH FUND, EXCELSIOR FUNDS INC. REAL ESTATE FUND, EXCELSIOR FUNDS INC. VALUE &	**CLASS ACTION COMPLAINT** **JURY TRIAL DEMANDED**

U.S. DISTRICT COURT
FILED
JAN 20 2004
S.D. OF N.Y.

[Caption continued on next page]

16
1/21/04
$150 —

RESTRUCTURING FUND, EXCELSIOR)
FUNDS INC VALUE & RESTRUCTURING)
FUND, EXCELSIOR FUNDS MID CAP)
VALUE SHARES FUND, EXCELSIOR)
GOVERNMENT MONEY FUND,)
EXCELSIOR INSTITUTIONAL EQUITY)
FUND, EXCELSIOR INSTITUTIONAL)
FUNDS INTERNATIONAL EQUITY FUND,)
EXCELSIOR INSTITUTIONAL MONEY)
FUND, EXCELSIOR INSTITUTIONAL)
TOTAL RETURN FUND, EXCELSIOR)
INTERMEDIATE-TERM MANAGED)
INCOME FUND, EXCELSIOR)
INTERMEDIATE-TERM TAX-EXEMPT FUND)
EXCELSIOR INTERNATIONAL FUND,)
EXCELSIOR LONG TERM TAX)
EXEMPT FUND, EXCELSIOR MANAGED)
INCOME FUND, EXCELSIOR MONEY FUND,)
EXCELSIOR OPTIMUM GROWTH FUND,)
EXCELSIOR PACIFIC/ASIA FUND,)
EXCELSIOR PAN EUROPEAN FUND,)
EXCELSIOR SHORT TERM GOVERNMENT)
SECURITIES FUND, EXCELSIOR)
SHORT-TERM TAX EXEMPT SECURITIES)
FUND, EXCELSIOR TAX EXEMPT FUND,)
EXCELSIOR TAX EXEMPT FUNDS INC., NEW)
YORK INTERMEDIATE TERM TAX EXEMPT)
FUND, EXCELSIOR TREASURY MONEY)
FUND, and DOES 1 - 100,)
)
Defendants.)
)

Plaintiffs, John R. Granelli, Joyce R. Granelli and Maggie Freeman, jointly and on behalf of all other persons similarly situated, by their undersigned attorneys, for their complaint against defendants, allege the following based upon personal knowledge as to themselves and their own acts, and information and belief as to all other matters, based upon, *inter alia*, the investigation conducted by and through their attorneys, which included, among other things, a review of the defendants' public documents, conference calls and announcements made by defendants, United States Securities and Exchange Commission ("SEC") filings, wire and press releases published by and regarding the Excelsior Family of Mutual Funds and advisories about the funds, and information readily obtainable on the Internet. Plaintiffs believe that substantial evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a class action on behalf of a class (the "Class") of all purchasers, redeemers and holders of Excelsior family of funds (as defined below), who purchased, held, or otherwise acquired shares between November 23, 1998 and November 14, 2003 (the "Class Period"), seeking to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act"), the Investment Company Act of 1940 (the "Investment Company Act"), and for common law breach of fiduciary duties.

JURISDICTION AND VENUE

2. The claims asserted herein arise under and pursuant to Sections 10(b), and 20(a) of the Exchange Act, [15 U.S.C. §§ 78j(b) and 78t(a)], and Rule l0b-5 promulgated thereunder [17 C.F.R. §240.10b-5]. Additionally, this action arises under Sections 11 and 15 of the Securities Act of 1933 (the "Securities Act") [15 U.S.C. §§ 77k, 771(a)(2), and 77(o)] and pursuant to §36 of the Investment Company Act [15 U.S.C. § 80a-35].

3. This Court has jurisdiction over the subject matter of this action pursuant to § 27 of the Exchange Act of 1934 [15 U.S.C. § 78aa]; Section 22 of the Securities Act [15 U.S.C. § 77v]; and §36 of the Investment Company Act [15 U.S.C. § 80a-35].

4. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b), as many of the acts

and practices complained of herein occurred in substantial part in this District.

5. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

6. Plaintiffs John R. Granelli, Joyce R. Granelli and Maggie Freeman bought and held shares of certain Excelsior Funds during the Class Period and has suffered damages as a result of the wrongful acts of defendants as alleged herein.

7. Defendant The Charles Schwab Corporation is one of the nation's largest financial services firms engaged, through its subsidiaries, in providing securities brokerage and related financial services for over 7 million active accounts. The Charles Schwab Corporation maintains its principal place of business at 101 Montgomery Street, San Francisco, CA 94104. The Charles Schwab Corporation also maintains offices within this judicial District.

8. Defendant Charles Schwab & Co., Inc. is part of one of the nation's largest financial services firms engaged, through its subsidiaries, in providing securities brokerage and related financial services for over 7 million active accounts. Charles Schwab & Co., Inc. maintains its principal place of business at 101 Montgomery Street, San Francisco, CA 94104. Charles Schwab & Co., Inc. also maintains offices within this judicial District.

9. Defendants Charles Schwab & Co., Inc. and the Charles Schwab Corporation are collectively referred to as "Charles Schwab."

10. Defendant U.S. Trust Corporation, N.A. is a wholly owned subsidiary of Charles

Schwab. It is the investment advisor of the Excelsior Family of Funds. U.S. Trust Corporation, N.A. maintains its principal place of business at 225 High Ridge Road, Stamford, Connecticut 06905.

11. Defendant United States Trust Company of New York is a wholly owned subsidiary of Charles Schwab. It is the investment advisor of the Excelsior Family of Funds. United States Trust Company of New York maintains its principal place of business at 114 W. 47th Street, New York, New York 10036.

12. Defendants U.S. Trust Corporation, N.A. and United States Trust Company of New York are collectively referred to as "U.S. Trust."

13. Defendant Excelsior Funds Trust is the registrant and issuer of the shares of the Excelsior Family of Mutual Funds. The Excelsior Funds Trust maintains its principal place of business at 66 Brooks Drive, Braintree, MA 02184.

14. Defendant Excelsior Funds, Inc. is the registrant and issuer of the shares of the Excelsior Family of Mutual Funds. Excelsior Funds, Inc. maintains its principal place of business at 66 Brooks Drive, Braintree, MA 02184.

15. Defendants Excelsior Funds Trust and Excelsior Funds, Inc. are collectively referred to as the "Fund Registrants."

16. Defendants Excelsior California Tax Exempt Income Fund, Excelsior Early Life Cycle Fund, Excelsior Funds Equity Income Fund, Excelsior Funds Inc. Biotechnology Fund, Excelsior Funds Inc. Blended Equity Fund, Excelsior Funds Inc. Emerging Markets Fund, Excelsior Funds Inc. Energy & Natural Resource Fund, Excelsior Funds Inc High Yield Fund, Excelsior Funds Inc. Large Capital Growth Fund, Excelsior Funds Inc Real Estate Fund, Excelsior Funds Inc. Value & Restructuring Fund, Excelsior Funds Inc Value & Restructuring Fund, Excelsior Funds Mid Cap

Value Shares Fund, Excelsior Government Money Fund, Excelsior Institutional Equity Fund, Excelsior Institutional Funds International Equity Fund, Excelsior Institutional Money Fund, Excelsior Institutional Total Return Fund, Excelsior Intermediate-Term Managed Income Fund, Excelsior Intermediate-Term Tax-Exempt Fund, Excelsior International Fund, Excelsior Long Term Tax Exempt Fund, Excelsior Managed Income Fund, Excelsior Money Fund, Excelsior Optimum Growth Fund, Excelsior Pacific/Asia Fund, Excelsior Pan European Fund, Excelsior Short Term Government Securities Fund, Excelsior Short-Term Tax-Exempt Securities Fund, Excelsior Tax Exempt Fund, Excelsior Tax Exempt Funds Inc., New York Intermediate Term Tax Exempt Fund, Excelsior Treasury Money Fund (collectively referred to the "Excelsior Funds") are mutual funds that are registered under the Investment Company Act and managed by U.S. Trust and Charles Schwab with its principal place of business located at 66 Brooks Drive, Braintree, MA 02184.

17. The true names and capacities (whether individual, corporate, associate, or otherwise) of defendants Does 1 through 100, inclusive, and each of them, are unknown to Plaintiffs, who sue said defendants by such fictitious names. Plaintiffs are informed and believe and thereon allege that each of the defendants fictitiously named herein is legally responsible in some actionable manner for the events described herein, and thereby proximately caused the damage to the Plaintiffs and the members of the Class.

CLASS ACTION ALLEGATIONS

18. Plaintiffs bring this action as a federal class action pursuant to Federal Rules of Civil Procedure 23 (a) and (b)(3) on behalf of a class (the "Class") consisting of all purchasers, redeemers and holders of the mutual fund shares that are the subject of this lawsuit, who purchased, held, or otherwise acquired shares between November 23, 1998 and November 14, 2003, inclusive, (the

"Class Period") and who were damaged thereby. Excluded from the Class are defendants, the officers and directors of the Company, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

19. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are hundreds or thousands of members in the proposed Class.

20. Plaintiffs' claims are typical of the claims of the members of the Class, because Plaintiffs and all of the Class members sustained damages arising out of defendants' wrongful conduct complained of herein.

21. Plaintiffs will fairly and adequately protect the interests of the Class members and have retained counsel who are experienced and competent in class actions and securities litigation.

22. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Furthermore, as the damages suffered by individual members of the Class may be relatively small, the expense and burden of individual litigation make it impossible for the members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

23. Questions of law and fact common to the members of the Class predominate over any questions that may affect only individual members, in that defendants have acted on grounds generally applicable to the entire Class. Among the questions of law and fact common to the Class are:

(a) Whether the federal securities laws were violated by Defendants' acts as alleged herein,

(b) Whether Defendants breached their fiduciary duties by engaging in fraudulent activity; and

(c) Whether the members of the Class have sustained damages and, if so, what is the appropriate measure of damages.

SUBSTANTIVE ALLEGATIONS

BACKGROUND

24. This action concerns a fraudulent scheme and course of action which was intended to and indeed did benefit the Excelsior Funds and their advisors at the expense of Excelsior Fund investors. In connection therewith, defendants violated their fiduciary duties to their customers in return for substantial fees and other income for themselves and their affiliates.

25. The defendants' wrongful conduct involved "timing" of Excelsior Funds. "Timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares. The technique is designed to exploit inefficiencies in the way mutual fund companies price their shares. It is widely acknowledged that timing inures to the detriment of long-term shareholders. Because of this detrimental effect, mutual fund prospectuses typically state that timing is monitored and the funds work to prevent it. Nonetheless, in return for investments that will increase fund managers' fees, fund managers enter into undisclosed agreements to allow timing.

26. In fact, certain mutual fund companies have employees (generally referred to as the "timing police") who are supposed to detect "timers" and put a stop to their short-term trading; activity. Nonetheless, defendants arranged to give market timers a "pass" with the timing police who

would look the other way rather than attempt to shut down their short-term trading.

27. The prospectuses for the funds at issue created the misleading impression that defendants were vigilantly protecting investors against the negative effects of timing. In fact, the opposite was true: defendants sold the right to time their funds to other hedge fund investors. The prospectuses were silent about these arrangements.

28. As a result of the "timing" of mutual funds, the Doe Defendants, other timers, and defendants and their intermediaries profited handsomely. The losers were unsuspecting long-term Excelsior Fund investors. Defendants' profits came dollar-for-dollar out of their pockets.

TIMING

29. Mutual funds are designed for buy-and-hold investors, and are therefore the favored homes for Americans' retirement and college savings accounts. Nevertheless, quick turn around traders routinely try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their Net Asset Values or "NAVs."

30. This strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese shares. Because of the time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his or her fund to arrive at an NAV at 4:00 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low.

Put another way, the NAV does not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

31. Effective timing captures an arbitrage profit. The arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days -- as Doe Defendants did -- the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

32. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Indeed, trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. Accordingly, fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. This "strategy" does not eliminate the transfer of wealth out of the mutual fund caused by timing; it only reduces the administrative cost of those transfers. However, at the same time it can also reduce the overall performance of the fund by requiring the fund manager to keep a certain amount of the funds' assets in cash at all times, thus depriving the investors of the advantages of being fully invested in a rising market. Some fund managers even enter into special investments as an attempt to "hedge" against

timing activity (instead of just refusing to allow it), thus deviating altogether from the ostensible investment strategy of their funds, and incurring further transaction costs.

33. Mutual fund managers are aware of the damaging effect that timers have on their funds. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds -- like those made by the Doe Defendants-- are easy for managers to spot. And mutual fund managers have tools to fight back against timers.

34. Fund managers typically have the power simply to reject timers' purchases. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

35. The incentive to the defendant mutual funds to engage in such wrongdoing is as follows: typically, a single management company sets up a number of mutual funds to form a family. While each mutual fund is in fact its own company, as a practical matter the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each fund and each investor.

36. The management company makes its profit from fees it charges the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. The timer understands this perfectly, and frequently offers the manager more assets in exchange for the right to time. Fund managers have succumbed to temptation and allowed investors in the target funds; to be hurt in exchange for additional money in their own pockets in the farm of higher management fees.

37. Thus, by keeping money -- often many million dollars -- in the same family of mutual

funds (while moving the money from fund to fund), the Doe Defendants assured the manager that he or she would collect management and other fees on the amount whether it was in the target fund, the resting fund, or moving in between. In addition, sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

38. As an additional inducement for allowing the timing, fund managers often received "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial vehicles (e.g., a bond fund or a hedge fund run by the manager) that assured a steady flow of fees to the manager.

39. These arrangements were never disclosed to Excelsior Fund investors. On the contrary, many of the relevant Excelsior Fund prospectuses contained materially misleading statements assuring investors that the fund managers discouraged and worked to prevent mutual fund timing.

THE SCHEME WITHIN THE EXCELSIOR FUNDS

40. On September 3, 2003, the New York State Attorney General Elliot Spitzer (the "Attorney General") attacked the mutual fund industry by filing a complaint charging fraud against Edward Stern and Canary Capital Partners, LLC ("Canary") in connection with the unlawful mutual practices of late trading and timing. More specifically, the Attorney General alleged the following: "Canary developed a complex strategy that allowed it to in effect sell mutual funds short and profit on declining NAVs." Additionally, the Attorney General alleged that Canary set up arrangements with Bank of America, Bank One, Janus, and Strong to late trade and time those companies respective mutual funds. The Attorney General further alleged:

> Bank of America ... (I) set Canary up with a state-of-the art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that the bank offers to its customers, (ii) gave Canary permission to time the Nations Funds Family (iii) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (iv) sold Canary the derivative short positions it needed to time the funds as the market dropped. None of these facts were disclosed in the Nations Funds prospectuses. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial in that Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

41. In connection with an examination of active trading of mutual fund shares by the SEC and the Attorney General, Charles Schwab received inquiries and subpoenas for documents from those agencies.

42. Soon after receiving inquiries and subpoenas from the SEC and the Attorney General, Charles Schwab began to conduct a thorough and independent examination of mutual fund shareholder trading practices in the Excelsior Funds.

43. On November 14, 2003, Charles Schwab disclosed in its quarterly report filed on Form 10-Q that it had uncovered evidence of improper mutual fund trading in both its supermarket of funds and its Excelsior Funds. More specifically, Charles Schwab stated:

> As with other major mutual fund companies in the United States and broker-dealers that distribute mutual fund shares, affiliates of the Company are responding to inquiries from federal and state regulators as part of an industry-wide review of mutual fund trading, distribution and servicing Practices. These inquiries include examinations by the Securities and Exchange Commission of affiliates of CSC and USTC, and subpoenas issued to affiliates of USTC by the New York State Attorney General. The Company is cooperating with regulators and is conducting its own review of fund trading, distribution and servicing practices at or through Company affiliates. Among other things, the Company is investigating circumstances in which a small number of parties were permitted to engage in short-term trading of

> U.S. Trust's Excelsior(R) Funds; and a limited number of instances at Schwab in which fund orders may have been entered or processed after the 4:00 p.m. E.S.T. closing time in a manner contrary to Schwab policies. The Company's investigation is ongoing and the Company is taking steps to ensure compliance with its policies on market timing and late trading. (Emphasis added.)

44. Additionally, on October 15, 2003, The New York Times reported that "institutional clients had profited from informal trading relationships, which allowed them to trade in and out of funds in its Excelsior fund family." Additionally, The New York Times reported: "A spokeswoman for U.S. Trust said yesterday that such arrangements occurred with six to seven Excelsior funds and that there was no indication that U.S. Trust employees traded the funds for their own accounts." (Emphasis added.)

45. The actions of the defendants have harmed Plaintiffs and members of the Class. In essence, the defendants' actions of allowing market timing to occur have caused Plaintiffs and members of the Class's shares to be diluted in value.

46. As such, defendants have breached their fiduciary duties to Plaintiffs and the Class by lying to investors about their effort to curb market timers by entering into undisclosed agreements intended to boost their fees and permitting the Doe Defendants and others to time the Excelsior Funds. As a result, defendants have violated the Securities Act, the Exchange Act, the Investment Company Act, and common law fiduciary duties.

THE EXCELSIOR MUTUAL FUNDS' PROSPECTUSES WERE MATERIALLY FALSE AND MISLEADING

47. The Excelsior Mutual Funds' Prospectuses stated: "In order to protect other shareholders, we may limit your exchanges to no more than six per year or reject an exchange if we deem that such exchange would not be in the best interests of a Fund or its shareholders. This

limitation is not intended to limit a shareholder's right to redeem shares. Rather, the limitation is intended to curb short-term trading." (Emphasis added.)

48. Given that Charles Schwab and U.S. Trust allowed market timing of its funds to occur by no less than its founders, its prospectuses were false and misleading because it failed to disclose the following: (a) that defendants had entered into unlawful agreements allowing Doe Defendants to time its trading of the Excelsior Funds shares; (b) that, pursuant to those agreements, the Doe Defendants regularly timed the Excelsior Funds; (c) that, contrary to the representations in the Prospectuses, Charles Schwab and U.S. Trust only enforced their policy against frequent traders selectively; (d) that the defendants regularly allowed the Doe Defendants to engage in trades that were disruptive to the efficient management of the Excelsior Funds and/or increased the Excelsior Funds' costs; thereby reducing the Excelsior Funds actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Doe Defendants benefitted financially at the expense of Excelsior Funds' investors including Plaintiffs and other members of the Class.

UNDISCLOSED ADVERSE INFORMATION

49. The market for the Excelsior Funds was open, well-developed and efficient at all relevant times. As a result of these materially false and misleading statements and failures to disclose, the Excelsior Funds traded at distorted prices during the Class Period. Plaintiffs and other members of the Class purchased or otherwise acquired the Excelsior Funds relying upon the integrity of the NAV for the Excelsior Funds and market information relating to the Excelsior Funds, and have been damaged thereby.

50. During the Class Period, defendants materially misled the investing public, thereby

distorting the NAV of the Excelsior Funds, by allowing the Doe Defendants to time the Excelsior Funds.

51. At all relevant times, the material misrepresentations and omissions particularized in this Complaint directly or proximately caused or were a substantial contributing cause of the damages sustained by Plaintiffs and other members of the Class.

ADDITIONAL SCIENTER ALLEGATIONS

52. As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the Excelsior Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. As set forth elsewhere herein in detail, defendants, by virtue of their receipt of information reflecting the true facts regarding the Excelsior Funds, their control over, and/or receipt and/or modification of the Excelsior Funds allegedly materially misleading misstatements and/or their associations with the Excelsior Funds which made them privy to confidential proprietary information concerning the Excelsior Funds, participated in the fraudulent scheme alleged herein.

53. Additionally, the defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the defendants, among other things, received increased management fees from "sticky assets" as well as an increased number of transactions in and out of the funds, and were able to profit from this illegal activity. In short, defendants siphoned money out of the mutual funds and their own pockets.

54. The defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

Applicability Of Presumption Of Reliance
Fraud-On-The-Market Doctrine

55. At all relevant times, the market for the Excelsior Funds was an efficient market for the following reasons, among others:

(a) The Excelsior Funds met the requirements for listing, and was listed and actively traded on a highly efficient and automated market;

(b) As a regulated issuer, the Excelsior Funds filed periodic public reports with the SEC;

(c) The Excelsior Funds regularly communicated with public investors via established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d) The Excelsior Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and a certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

56. As a result of the foregoing, the market for the Excelsior Funds promptly digested current information regarding the Excelsior Funds from all publicly available sources and reflected

such information in the Excelsior Funds' NAV. Under these circumstances, all purchasers of the Excelsior Funds during the Class Period suffered similar injury through their purchase of the Excelsior Funds' NAV at distorted prices and a presumption of reliance applies.

NO SAFE HARBOR

57. The statutory safe harbor provided for forward-looking statements under certain circumstances does not apply to any of the allegedly false statements pleaded in this complaint. Many of the specific statements pleaded herein were not identified as "forward-looking statements" when made. To the extent there were any forward-looking statements, there were no meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the purportedly forward-looking statements. Alternatively, to the extent that the statutory safe harbor does apply to any forward-looking statements pleaded herein, defendants are liable for those false forward-looking statements because at the time each of those forward-looking statements was made, the particular speaker knew that the particular forward-looking statement was false, and/or the forward-looking statement was authorized and/or approved by an executive officer of the defendants who knew that those statements were false when made.

COUNT ONE

AGAINST FUND REGISTRANTS FOR VIOLATIONS OF SECTION 11 OF THE SECURITIES ACT

58. Plaintiffs repeat and reallege each and every allegation contained above as if fully set fort herein, except that, for purposes of this claim, Plaintiffs expressly exclude and disclaim any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

59. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k., on behalf of the Plaintiffs and other members of the Class against the Fund Registrants. .

60. The Fund Registrants are the registrants for the Excelsior Funds sold to Plaintiffs and the other members of the Class, and are statutorily liable under Section 11. The Fund Registrants issued, caused to be issued and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

61. Plaintiffs purchased or acquired certain Excelsior Funds and received corresponding prospectuses, and, similarly, prior to purchasing units of each of the other Excelsior Funds, all Class members likewise received the appropriate Prospectuses. Plaintiffs and other Class members purchased shares of the Excelsior Funds traceable to the relevant false and misleading Prospectuses and were damaged thereby.

62. As set forth herein, the statements contained in the Prospectuses, when they became effective, were materially false and misleading for a number of reasons, including that they stated that it was the practice of the Excelsior Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, and that the trading price was determined as of 4 p.m. each trading day with respect to all investors when, in fact, select investors (the Does named as defendants herein) were allowed to engage in timed trading. The Prospectuses failed to disclose and misrepresented, inter alia, the following material and adverse facts: (a) that defendants had entered into unlawful agreements allowing the Doe Defendants to time its trading of the Excelsior Funds shares; (b) that, pursuant to those agreements, the Doe Defendants regularly timed the Excelsior Funds; (c) that, contrary to the representations in the Prospectuses, the Excelsior Funds only enforced their policy against frequent traders selectively; (d) that the defendants regularly allowed the Doe

Defendants to engage in trades that were disruptive to the efficient management of the Excelsior Funds and/or increased the Excelsior Funds' costs; thereby reducing the Excelsior Funds actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Doe Defendants benefitted . financially at the expense of Excelsior Funds' investors including Plaintiffs and other members of the Class.

63. At the time they purchased the Excelsior Funds' shares traceable to the defective Prospectuses, Plaintiffs and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

COUNT TWO

AGAINST CHARLES SCHWAB AND U.S. TRUST AS CONTROL PERSONS FOR VIOLATIONS OF SECTION 15 OF THE SECURITIES ACT

64. Plaintiffs repeat and reallege each and every allegation contained above, except that for purposes of this claim, Plaintiffs expressly exclude and disclaim any allegation that could be construed as alleging fraud or intentional reckless misconduct, and otherwise incorporates the allegations contained above.

65. This Claim is brought pursuant to Section 15 of the Securities Act against Charles Schwab and U.S. Trust as a control persons of The Fund Registrants. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the Excelsior Funds' public filings, press releases and other publications are the actions of Charles Schwab and U.S. Trust.

66. The Fund Registrants are liable under Section 11 of the Securities Act as set forth herein.

67. Charles Schwab and U.S. Trust are a "control person" of The Fund Registrants within the meaning of Section 15 of the Securities Act, by virtue of its position of operational control and/or ownership. At the time Plaintiffs and other members of the Class purchased shares of the Excelsior Funds, by virtue of their positions of control and authority over the Fund Registrants directly and indirectly, had the power and authority, and exercised the same, to cause the Fund Registrants to engage in the wrongful conduct complained of herein. The Fund Registrants issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

68. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Charles Schwab and U.S. Trust are liable to Plaintiffs and the other members of the Class for the Fund Registrants' primary violations of Section 11 of the Securities Act.

69. By virtue of the foregoing, Plaintiffs and the other members of the Class are entitled to damages against Charles Schwab and U.S. Trust.

COUNT THREE

VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AGAINST AND RULE 10b-5 PROMULGATED THEREUNDER AGAINST ALL DEFENDANTS

70. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

71. During the Class Period, each of the defendants carried out a plan, scheme and course, of conduct which was intended to and, throughout the Class Period, did deceive the investing public,

including Plaintiffs and the other Class members, as alleged herein and cause Plaintiffs and other members of the Class to purchase Excelsior Funds shares or interests at distorted prices and otherwise suffered damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

72. Defendants (I) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the Excelsior Funds, including Plaintiffs and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated Excelsior Funds' assets and otherwise distorts, the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

73. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the Excelsior Funds operations, as specified herein.

74. These defendants employed devices, schemes and artifices to defraud and a course-of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon Plaintiffs and members of the Class.

75. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to

ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

76. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of the Excelsior Funds were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts, the market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, Plaintiffs and the other members of the Class acquired the shares or interests in the Excelsior Funds during the Class Period at distorted prices and were damaged thereby.

77. At the time of said misrepresentations and omissions, Plaintiffs and other members of the Class were ignorant of their falsity, and believed them to be true. Had Plaintiffs and the other members of the Class and the marketplace known of the truth concerning the Excelsior Funds' operations, which were not disclosed by defendants, Plaintiffs and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

78. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

79. As a direct and proximate result of defendants' wrongful conduct, Plaintiffs and the other members of the Class suffered damages in connection with their respective purchases and sales of the Excelsior Funds shares during the Class Period.

COUNT FOUR

AGAINST CHARLES SCHWAB AND U.S. TRUST AND THE FUND REGISTRANTS AS A CONTROL PERSON FOR VIOLATIONS OF SECTION 20(a)OF THE EXCHANGE ACT

80. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

81. This Claim is brought pursuant to Section 20(a) of the Exchange Act against Charles Schwab as a control person of U.S. Trust, the Fund Registrants and the Excelsior Funds; and against U.S. Trust as a control person of the Fund Registrants and the Excelsior Funds; and against the Fund Registrants as a control person of the Excelsior Funds.

82. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the Excelsior Funds' public filings, press releases and other publications are the collective actions of Charles Schwab, U.S. Trust, and the Fund Registrants.

83. Charles Schwab, U.S. Trust, and the Fund Registrants are controlling persons of the Excelsior Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the Excelsior Funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, Charles Schwab, U.S. Trust, and the Fund Registrants each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the Excelsior Funds, including

the content and dissemination of the various statements which Plaintiffs contend are false and misleading. Charles Schwab, U.S. Trust, and the Fund Registrants had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

84. In particular, each of Charles Schwab, U.S. Trust, and the Fund Registrants had direct and supervisory involvement in the operations of the Excelsior Funds and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

85. As set forth above, Charles Schwab, U.S. Trust, and the Fund Registrants each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this complaint. By virtue of their positions as controlling persons, Charles Schwab, U.S. Trust, and the Fund Registrants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, Plaintiffs and other members of the Class suffered damages in connection with their purchases of Excelsior Funds securities during the Class Period.

COUNT FIVE

VIOLATION OF SECTION 34(b) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

86. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

87. This claim for relief is brought pursuant to Section 34(b) of the Investment Company Act of 1940 against defendants.

88. Under Section 34(b) of the Investment Company Act of 1940, it shall be unlawful for

any person to make any untrue statement of a material fact in any registration statement, application, report, account, record, or other document filed or transmitted pursuant to this title or the keeping of which is required pursuant to section 31(a) [15 USCS § 80a-30(a)]. It shall be unlawful for any person so filing, transmitting, or keeping any such document to omit to state therein any fact necessary in order to prevent the statements made therein, in the light of the circumstances under which they were made, from being materially misleading.

89. Here, defendants have made untrue statements of a material fact in its registration statement, application, report, account, record, and/or other document filed or transmitted pursuant to this title or the keeping of which is required pursuant to section 31 (a) [15 USCS § 80a-30(a)].

90. As such, Plaintiffs and other Class members have been injured as a result of defendants' untrue statements and have violated Section 34(b) of the Investment Act of 1940.

COUNT SIX

VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

91. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

92. This claim for relief is brought pursuant to Section 36(a) of the Investment Company Act of 1940 against defendants. Under Section 36(a), an implied private right of action exists. See McLachlan v. Simon, 31 F. Supp. 2d 731 (N.D. Cal. 1998).

93. Under Section 36(a) of the Investment Company Act, defendants shall be deemed to owe a fiduciary duty to Plaintiffs and other Class members with respect to the receipt of fees and compensation that defendants receive for services of a material nature.

94. Here, defendants have devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing the Doe Defendants to engage in timing of the Excelsior Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., Plaintiffs and Class members.

95. Defendants engaged in such scheme to only benefit itself and their affiliates by allowing the Doe Defendants to engage in timing of the Excelsior Funds named herein in return for substantial fees and other income.

96. Defendants have breached the fiduciary duties it owes to Plaintiffs and other Class members by, among other things, devising this plan and scheme solely for its own benefit and by failing to reveal to them material facts which would allow them to make informed decisions about the true value and performance of the Fund.

97. Plaintiffs and other Class members have been injured as a result of defendants' breach of fiduciary duty and violation of Section 36(a) of the Investment Act of 1940.

COUNT SEVEN

VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

98. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

99. This claim for relief is brought pursuant to Section 36(b) of the Investment Company Act of 1940 against defendants.

100. Under Section 36(b) of the Investment Company Act, defendants shall be deemed to owe a fiduciary duty to Plaintiffs and other Class members with respect to the receipt of fees and

compensation that defendants receive for services of a material nature.

101. Here, defendants have devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing the Doe Defendants to engage in timing of the Excelsior Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., Plaintiffs and Class members.

102. Defendants engaged in such scheme to only benefit itself and their affiliates by allowing the Doe Defendants to engage in timing of the Excelsior Funds in return for substantial fees and other income.

103. Defendants have breached the fiduciary duties it owes to Plaintiffs and other Class members by, among other things, devising this plan and scheme solely for its own benefit and by failing to reveal to them material facts which would allow them to make informed decisions about the true value and performance of the Fund.

104. Plaintiffs and other Class members have been injured as a result of defendants' breach of fiduciary duty and violation of Section 36(b) of the Investment Act of 1940.

COUNT EIGHT

AGAINST ALL DEFENDANTS FOR BREACH OF FIDUCIARY DUTIES

105. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

106. Plaintiffs and the Class placed their trust and confidence in Charles Schwab, U.S. Trust, and the Fund Registrants to manage the assets they invested in the Excelsior Funds.

107. Plaintiffs and the Class reasonably expected that Charles Schwab, U.S. Trust, and the

Fund Registrants would honor its obligations to them by, among other things, observing the securities laws and honoring the representations made in the Excelsior Funds' prospectuses.

108. Charles Schwab, U.S. Trust, and the Fund Registrants aided and abetted by the other Defendants, who are co-conspirators, breached its fiduciary duties to the Plaintiffs and the Class by violating the securities laws and breaching express and implied representations contained in the Excelsior Funds' prospectuses for the benefit of the Excelsior Funds and each of the other defendants.

109. Each of the Defendants was an active participant in the breach of fiduciary duty and participated in the breach for the purpose of advancing their own interests.

110. Plaintiffs and the Class have been specially injured by defendants' wrongdoing. For example, those Class members who redeemed their shares during the Class Period received less than what they would have been entitled to had certain individuals not engaged in illegal market timing. Additionally, certain members of the Class (i.e., those who purchased their mutual fund shares legally), were treated differently than those purchasers that were market timers.

111. Charles Schwab, U.S. Trust, and the Fund Registrants aided and abetted by the other Defendants, who are also co-conspirators, acted in bad-faith, for personal gain and in furtherance of his, her or its own financial advantage in connection with the wrongful conduct complained of in this complaint.

112. As a direct and proximate result of the defendants' foregoing breaches of fiduciary duties, Plaintiffs and the members of the Class have suffered damages.

113. Charles Schwab, U.S. Trust, and the Fund Registrants and the other Defendants, as aiders, abettors, and co-conspirators, are each jointly and severally liable for an amount to be determined at trial.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs on behalf of themselves and of the Class pray for relief and judgment, as follows:

(a) Declaring this action to be a class action pursuant to Rule 23(a) and (b)(3) of the Federal Rules of Civil Procedure on behalf of the Class defined herein;

(b) Awarding Plaintiffs and the members of the Class damages in an amount which may be proven at trial, together with interest thereon;

(c) Awarding Plaintiffs and the members of the Class pre judgment and postjudgment interest, as well as their reasonable attorneys' and experts' witness fees and other costs;

(d) Awarding such other and further relief as this Court may deem just and proper including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure Plaintiffs have an effective remedy; and

(e) Such other relief as this Court deems appropriate.

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury.

Dated: January 20, 2004

Respectfully submitted,

WECHSLER HARWOOD, LLP

By: ____________________
Robert I. Harwood (RH-3286)
Jeffrey M. Norton (JN-4827)
488 Madison Avenue, 8th Floor
New York, NY 10022
Tel: (212) 935-7400
Fax: (212) 753-3630

SPECTOR, ROSEMAN & KODROFF
Robert M. Roseman
Andrew D. Abramowitz
1818 Market Street, Suite 2500
Philadelphia, PA 19103
Tel:(215) 496-0300
Fax:(215) 496-6611

MUCH SHELIST FREED DENENBERG AMENT & RUBENSTEIN, P.C.
Carol V. Gilden
Louis Kessler
191 North Wacker Drive, Suite 1800
Chicago, IL 60606
Tel:(312) 521-2000
Fax:(312) 521-2100

Attorneys For Plaintiffs

CERTIFICATION OF NAMED PLAINTIFF
PURSUANT TO FEDERAL SECURITIES LAWS

I, John R. Granelli Judith R. Granelli("Plaintiff") declare, as to the claims asserted under the federal securities laws, that:

1. I am the plaintiff in the Complaint, and make this certification pursuant to Section 101 of the Private Securities Litigation Reform Act of 1995, and as required by Section 21D(a)(2) of Title I of the Securities Exchange Act of 1934.

2. I have reviewed the foregoing complaint filed on my behalf and on behalf of all others similarly situated, and I authorized its filing.

3. I did not purchase the security that is the subject of this action at the direction of Plaintiff's counsel or in order to participate in this private action arising under Title I of the Securities Exchange Act of 1934.

4. I am willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary.

5. The following are all my transactions in Excelsior Mutual Funds mutual funds that are the subject of this action during the Class Period specified in the Complaint:

Fund Name	No. Of Sh. Purchased	Price Per Share	Date	Fund Name	No. Of Sh. Sold	Price Per Share	Date
See Attached				See Attached			

SPECTOR, ROSEMAN & KODROFF, P.C.

6. As of the date of this Certification, I have sought to serve as a representative party on behalf of a class under Title I of the Securities Exchange Act of 1934 for the following:

(Please indicate any other class action cases in which you are or have been involved in during the prior three years.)

NONE

7. I agree not to accept any payment for serving as a representative party on behalf of the class beyond my pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the Court.

8. I make this Certification without waiver of any applicable privileges and without waiver of any right to challenge the necessity for, or the constitutionality of, this Certification, or to object to the filing of this Certification on any ground whatsoever.

I declare under penalty of perjury that the matters stated in this Certification are true to the best of my knowledge, information and belief.

Executed this 9th day of the month of January, ~~2003~~ 2004.

John R. Granelli

Judith R. Granelli

SPECTOR, ROSEMAN & KODROFF, P.C.

JOHN R. GRANELLI
JUDITH R. GRANELLI

Investment Transactions
11/14/1998 Through 11/14/2003

Date	Action	Security	Quote/Price	Shares
11/20/1998	Bought	Excelsior LT Tax Exempt Fund	10.190	14.720
11/30/1998	ReinvDiv	Excelsior LT Tax Exempt Fund	10.250	0.540
12/4/1998	ReinvLg	Excelsior LT Tax Exempt Fund	9.980	3.022
12/4/1998	ReinvSh	Excelsior LT Tax Exempt Fund	9.980	0.308
12/7/1998	Bought	Excelsior LT Tax Exempt Fund	9.990	15.015
12/18/1998	Bought	Excelsior LT Tax Exempt Fund	10.000	15.000
12/30/1998	Bought	Excelsior LT Tax Exempt Fund	9.940	15.091
12/31/1998	ReinvDiv	Excelsior LT Tax Exempt Fund	9.950	0.449
1/13/1999	Bought	Excelsior LT Tax Exempt Fund	9.920	15.121
1/29/1999	Bought	Excelsior LT Tax Exempt Fund	10.190	14.720
1/29/1999	ReinvDiv	Excelsior LT Tax Exempt Fund	10.040	0.149
2/11/1999	Bought	Excelsior LT Tax Exempt Fund	9.990	15.015
2/24/1999	Bought	Excelsior LT Tax Exempt Fund	9.970	15.045
2/26/1999	ReinvDiv	Excelsior LT Tax Exempt Fund	9.920	0.144
3/10/1999	Bought	Excelsior LT Tax Exempt Fund	9.900	15.152
3/24/1999	Bought	Excelsior LT Tax Exempt Fund	9.890	15.167
3/31/1999	ReinvDiv	Excelsior LT Tax Exempt Fund	9.870	0.273
4/7/1999	Bought	Excelsior LT Tax Exempt Fund	9.890	15.167
4/21/1999	Bought	Excelsior LT Tax Exempt Fund	9.900	15.152
4/30/1999	ReinvDiv	Excelsior LT Tax Exempt Fund	9.850	0.409
5/5/1999	Bought	Excelsior LT Tax Exempt Fund	9.800	15.306
5/19/1999	Bought	Excelsior LT Tax Exempt Fund	9.720	15.432
5/28/1999	ReinvDiv	Excelsior LT Tax Exempt Fund	9.710	0.486
6/3/1999	Bought	Excelsior LT Tax Exempt Fund	9.660	15.528
6/17/1999	Bought	Excelsior LT Tax Exempt Fund	9.530	15.740
6/30/1999	Bought	Excelsior LT Tax Exempt Fund	9.470	15.839
6/30/1999	ReinvDiv	Excelsior LT Tax Exempt Fund	9.470	0.529
7/14/1999	Bought	Excelsior LT Tax Exempt Fund	9.510	15.773
7/28/1999	Bought	Excelsior LT Tax Exempt Fund	9.490	15.806
7/30/1999	ReinvDiv	Excelsior LT Tax Exempt Fund	9.430	0.218
8/11/1999	Bought	Excelsior LT Tax Exempt Fund	9.260	16.199

John R. Granelli /
Judith R. Granelli

Date	Action	Security	Quote/Price	Shares
8/25/1999	Bought	Excelsior LT Tax Exempt Fund	9.240	16.234
8/31/1999	ReinvDiv	Excelsior LT Tax Exempt Fund	9.230	0.323
9/8/1999	Bought	Excelsior LT Tax Exempt Fund	9.200	16.304
9/22/1999	Bought	Excelsior LT Tax Exempt Fund	9.120	16.447
9/30/1999	ReinvDiv	Excelsior LT Tax Exempt Fund	9.090	0.472
10/6/1999	Bought	Excelsior LT Tax Exempt Fund	9.000	16.667
10/20/1999	Bought	Excelsior LT Tax Exempt Fund	8.780	17.084
10/29/1999	ReinvDiv	Excelsior LT Tax Exempt Fund	8.810	0.396
11/3/1999	Bought	Excelsior LT Tax Exempt Fund	8.850	16.949
11/17/1999	Bought	Excelsior LT Tax Exempt Fund	9.000	16.667
11/30/1999	ReinvDiv	Excelsior LT Tax Exempt Fund	8.930	0.337
12/1/1999	Bought	Excelsior LT Tax Exempt Fund	8.920	16.816
12/6/1999	ReinvLg	Excelsior LT Tax Exempt Fund	8.860	0.337
12/6/1999	ReinvSh	Excelsior LT Tax Exempt Fund	8.860	0.090
12/6/1999	ReinvLg	Excelsior LT Tax Exempt Fund	8.860	0.337
12/6/1999	ReinvSh	Excelsior LT Tax Exempt Fund	8.860	0.090
12/15/1999	Bought	Excelsior LT Tax Exempt Fund	8.800	17.045
12/30/1999	Bought	Excelsior LT Tax Exempt Fund	8.800	17.045
1/14/2000	Bought	Excelsior LT Tax Exempt Fund	8.490	17.668
1/26/2000	Bought	Excelsior LT Tax Exempt Fund	8.490	17.668
1/31/2000	ReinvDiv	Excelsior LT Tax Exempt Fund	8.490	0.439
2/9/2000	Bought	Excelsior LT Tax Exempt Fund	8.530	17.585
2/23/2000	Bought	Excelsior LT Tax Exempt Fund	8.610	17.422
3/8/2000	Bought	Excelsior LT Tax Exempt Fund	8.700	17.241
3/16/2000	Bought	Excelsior LT Tax Exempt Fund	8.720	476.181
3/22/2000	Bought	Excelsior LT Tax Exempt Fund	8.910	16.835
3/31/2000	ReinvDiv	Excelsior LT Tax Exempt Fund	8.988	2.253
4/5/2000	Bought	Excelsior LT Tax Exempt Fund	9.010	16.648
4/19/2000	Bought	Excelsior LT Tax Exempt Fund	8.940	16.779
4/28/2000	ReinvDiv	Excelsior LT Tax Exempt Fund	8.840	2.448
5/3/2000	Bought	Excelsior LT Tax Exempt Fund	8.780	17.084
5/17/2000	Bought	Excelsior LT Tax Exempt Fund	8.630	17.381

JOHN R. GRANELLI
JUDITH R. GRANELLI

Investment Transactions
11/14/1998 Through 11/14/2003

Date	Action	Security	Quote/Price	Shares
5/31/2000	Bought	Excelsior LT Tax Exempt Fund	8.720	17.202
5/31/2000	ReinvDiv	Excelsior LT Tax Exempt Fund	8.721	3.097
6/14/2000	Bought	Excelsior LT Tax Exempt Fund	8.960	16.741
6/28/2000	Bought	Excelsior LT Tax Exempt Fund	8.990	16.685
6/30/2000	ReinvDiv	Excelsior LT Tax Exempt Fund	9.019	3.212
7/12/2000	Bought	Excelsior LT Tax Exempt Fund	9.130	16.429
7/26/2000	Bought	Excelsior LT Tax Exempt Fund	9.140	16.411
7/31/2000	ReinvDiv	Excelsior LT Tax Exempt Fund	9.150	2.952
8/9/2000	Bought	Excelsior LT Tax Exempt Fund	9.230	16.251
8/23/2000	Bought	Excelsior LT Tax Exempt Fund	9.310	16.112
8/31/2000	ReinvDiv	Excelsior LT Tax Exempt Fund	9.291	3.215
9/6/2000	Bought	Excelsior LT Tax Exempt Fund	9.310	16.112
9/11/2000	Bought	Excelsior LT Tax Exempt Fund	9.300	1,559.140
9/20/2000	Bought	Excelsior LT Tax Exempt Fund	9.190	16.322
9/28/2000	Bought	Excelsior LT Tax Exempt Fund	9.110	109.769
9/29/2000	ReinvDiv	Excelsior LT Tax Exempt Fund	9.120	7.444
10/4/2000	Bought	Excelsior LT Tax Exempt Fund	9.110	16.465
10/18/2000	Bought	Excelsior LT Tax Exempt Fund	9.160	16.376
10/31/2000	ReinvDiv	Excelsior LT Tax Exempt Fund	9.230	9.152
11/1/2000	Bought	Excelsior LT Tax Exempt Fund	9.230	16.251
11/15/2000	Bought	Excelsior LT Tax Exempt Fund	9.220	16.269
11/29/2000	Bought	Excelsior LT Tax Exempt Fund	9.270	16.181
11/30/2000	ReinvDiv	Excelsior LT Tax Exempt Fund	9.320	9.530
12/13/2000	Bought	Excelsior LT Tax Exempt Fund	9.480	15.823
12/27/2000	Bought	Excelsior LT Tax Exempt Fund	9.620	15.593
12/29/2000	ReinvDiv	Excelsior LT Tax Exempt Fund	9.640	9.726
1/10/2001	Bought	Excelsior LT Tax Exempt Fund	9.760	15.369
1/24/2001	Bought	Excelsior LT Tax Exempt Fund	9.600	15.625
1/31/2001	ReinvDiv	Excelsior LT Tax Exempt Fund	9.590	8.521
2/7/2001	Bought	Excelsior LT Tax Exempt Fund	9.630	15.576
2/21/2001	Bought	Excelsior LT Tax Exempt Fund	9.580	15.658
2/28/2001	ReinvDiv	Excelsior LT Tax Exempt Fund	9.570	8.502
3/7/2001	Bought	Excelsior LT Tax Exempt Fund	9.600	15.625

John R. Granelli
Judith R. Granelli

Investment Transactions
11/14/1998 Through 11/14/2003

Date	Action	Security	Quote/Price	Shares
3/21/2001	Bought	Excelsior LT Tax Exempt Fund	9.660	15.528
3/30/2001	ReinvDiv	Excelsior LT Tax Exempt Fund	9.620	9.586
4/4/2001	Bought	Excelsior LT Tax Exempt Fund	9.600	15.625
4/18/2001	Bought	Excelsior LT Tax Exempt Fund	9.460	15.856
4/30/2001	ReinvDiv	Excelsior LT Tax Exempt Fund	9.460	6.128
5/2/2001	Bought	Excelsior LT Tax Exempt Fund	9.470	15.839
5/16/2001	Bought	Excelsior LT Tax Exempt Fund	9.470	15.839
5/30/2001	Bought	Excelsior LT Tax Exempt Fund	9.490	15.806
5/31/2001	ReinvDiv	Excelsior LT Tax Exempt Fund	9.500	3.099
6/6/2001	ReinvDiv	Excelsior LT Tax Exempt Fund	10.000	0.002
6/13/2001	Bought	Excelsior LT Tax Exempt Fund	9.560	15.690
6/27/2001	Bought	Excelsior LT Tax Exempt Fund	9.550	15.707
6/29/2001	ReinvDiv	Excelsior LT Tax Exempt Fund	9.520	2.877
7/11/2001	Bought	Excelsior LT Tax Exempt Fund	9.530	15.740
7/25/2001	Bought	Excelsior LT Tax Exempt Fund	9.640	15.560
7/31/2001	ReinvDiv	Excelsior LT Tax Exempt Fund	9.670	2.911
8/8/2001	Bought	Excelsior LT Tax Exempt Fund	9.700	15.464
8/22/2001	Bought	Excelsior LT Tax Exempt Fund	9.770	15.353
8/31/2001	ReinvDiv	Excelsior LT Tax Exempt Fund	9.800	3.403
9/6/2001	Bought	Excelsior LT Tax Exempt Fund	9.760	15.369
9/19/2001	Bought	Excelsior LT Tax Exempt Fund	9.720	15.432
9/28/2001	ReinvDiv	Excelsior LT Tax Exempt Fund	9.651	2.866
10/3/2001	Bought	Excelsior LT Tax Exempt Fund	9.740	15.400
10/17/2001	Bought	Excelsior LT Tax Exempt Fund	9.720	15.432
10/31/2001	Bought	Excelsior LT Tax Exempt Fund	9.760	15.369
10/31/2001	ReinvDiv	Excelsior LT Tax Exempt Fund	9.761	2.973
11/14/2001	Bought	Excelsior LT Tax Exempt Fund	9.790	15.322
11/28/2001	Bought	Excelsior LT Tax Exempt Fund	9.630	15.576
11/30/2001	ReinvDiv	Excelsior LT Tax Exempt Fund	9.641	2.811
12/12/2001	Bought	Excelsior LT Tax Exempt Fund	9.490	15.806
12/26/2001	Bought	Excelsior LT Tax Exempt Fund	9.480	15.823
12/31/2001	ReinvDiv	Excelsior LT Tax Exempt Fund	9.490	2.649

JOHN R. GRANELLI
JUDITH R. GRANELLI

Date	Action	Security	Quote/Price	Shares
1/15/2002	Bought	Excelsior LT Tax Exempt Fund	9.690	15.480
1/31/2002	ReinvDiv	Excelsior LT Tax Exempt Fund	9.639	2.020
1/31/2002	Bought	Excelsior LT Tax Exempt Fund	9.640	15.560
1/31/2002	ReinvDiv	Excelsior LT Tax Exempt Fund	9.639	2.020
2/15/2002	Bought	Excelsior LT Tax Exempt Fund	9.660	15.528
2/28/2002	Bought	Excelsior LT Tax Exempt Fund	9.720	15.432
3/7/2002	Bought	Excelsior Short Term Tax Ex...	7.220	6,925.208
3/14/2002	ReinvDiv	Excelsior LT Tax Exempt Fund	9.713	0.348
3/28/2002	Bought	Excelsior LT Tax Exempt Fund	9.480	15.823
3/28/2002	ReinvDiv	Excelsior LT Tax Exempt Fund	9.487	0.390
3/28/2002	ReinvDiv	Excelsior Short Term Tax Ex...	7.170	9.155
4/15/2002	Bought	Excelsior LT Tax Exempt Fund	9.610	36.420
4/30/2002	Bought	Excelsior LT Tax Exempt Fund	9.600	36.458
4/30/2002	ReinvDiv	Excelsior LT Tax Exempt Fund	9.608	0.485
4/30/2002	ReinvDiv	Excelsior Short Term Tax Ex...	7.190	10.711
5/15/2002	Bought	Excelsior LT Tax Exempt Fund	9.490	36.881
5/31/2002	Bought	Excelsior LT Tax Exempt Fund	9.590	36.496
5/31/2002	ReinvDiv	Excelsior Short Term Tax Ex...	7.200	10.363
5/31/2002	ReinvDiv	Excelsior LT Tax Exempt Fund	9.585	0.698
6/14/2002	Bought	Excelsior LT Tax Exempt Fund	9.660	36.232
6/28/2002	ReinvDiv	Excelsior Short Term Tax Ex...	7.210	9.046
6/28/2002	ReinvDiv	Excelsior LT Tax Exempt Fund	9.643	0.812
6/28/2002	Bought	Excelsior LT Tax Exempt Fund	9.640	36.307
7/15/2002	Bought	Excelsior LT Tax Exempt Fund	9.730	35.971
7/31/2002	Bought	Excelsior LT Tax Exempt Fund	9.740	35.934
7/31/2002	ReinvDiv	Excelsior Short Term Tax Ex...	7.210	7.388
7/31/2002	ReinvDiv	Excelsior LT Tax Exempt Fund	9.742	1.047
8/15/2002	Bought	Excelsior LT Tax Exempt Fund	9.830	35.605
8/30/2002	Bought	Excelsior LT Tax Exempt Fund	9.830	35.605
8/30/2002	ReinvDiv	Excelsior LT Tax Exempt Fund	9.827	1.100

JOHN R. GRANELLI
JUDITH R. GRANELLI

Date	Action	Security	Quote/Price	Shares
8/30/2002	ReinvDiv	Excelsior Short Term Tax Ex...	7.211	5.062
9/13/2002	Bought	Excelsior LT Tax Exempt Fund	9.950	35.176
9/30/2002	Bought	Excelsior LT Tax Exempt Fund	10.010	34.965
9/30/2002	ReinvDiv	Excelsior LT Tax Exempt Fund	10.009	1.170
9/30/2002	ReinvDiv	Excelsior Short Term Tax Ex...	7.200	4.707
10/15/2002	Bought	Excelsior LT Tax Exempt Fund	9.920	35.282
10/31/2002	Bought	Excelsior LT Tax Exempt Fund	9.830	35.605
10/31/2002	ReinvDiv	Excelsior LT Tax Exempt Fund	9.830	1.414
10/31/2002	ReinvDiv	Excelsior Short Term Tax Ex...	7.190	3.043
11/15/2002	Bought	Excelsior LT Tax Exempt Fund	9.850	35.533
11/29/2002	Bought	Excelsior LT Tax Exempt Fund	9.780	35.787
11/29/2002	ReinvDiv	Excelsior LT Tax Exempt Fund	9.780	1.218
11/29/2002	ReinvDiv	Excelsior Short Term Tax Ex...	7.200	2.981
12/15/2002	Bought	Excelsior LT Tax Exempt Fund	9.840	35.569
12/31/2002	Bought	Excelsior LT Tax Exempt Fund	9.940	35.211
12/31/2002	ReinvDiv	Excelsior LT Tax Exempt Fund	9.940	1.324
12/31/2002	ReinvDiv	Excelsior Short Term Tax Ex...	7.536	2.382
1/15/2003	Bought	Excelsior LT Tax Exempt Fund	9.870	35.461
1/31/2003	Bought	Excelsior LT Tax Exempt Fund	9.880	35.425
1/31/2003	ReinvDiv	Excelsior LT Tax Exempt Fund	9.880	1.232
1/31/2003	ReinvDiv	Excelsior Short Term Tax Ex...	7.200	1.933
2/5/2003	Bought	Excelsior Short Term Tax Ex...	7.200	472.222
2/18/2003	Bought	Excelsior LT Tax Exempt Fund	9.910	35.318
2/28/2003	Bought	Excelsior LT Tax Exempt Fund	9.960	35.141
2/28/2003	ReinvDiv	Excelsior LT Tax Exempt Fund	9.960	0.575
2/28/2003	ReinvDiv	Excelsior Short Term Tax Ex...	7.200	0.529
4/30/2003	ReinvDiv	Excelsior LT Tax Exempt Fund	10.010	0.358
4/30/2003	ReinvDiv	Excelsior Short Term Tax Ex...	7.190	0.387

JOHN R. GRANELLI
JUDITH R. GRANELLI

Date	Action	Security	Quote/Price	Shares
5/30/2003	ReinvDiv	Excelsior LT Tax Exempt Fund	10.170	0.305
5/30/2003	ReinvDiv	Excelsior Short Term Tax Ex...	7.190	0.152
6/30/2003	ReinvDiv	Excelsior LT Tax Exempt Fund	10.120	0.026
6/30/2003	ReinvDiv	Excelsior Short Term Tax Ex...	7.190	0.022
7/31/2003	ReinvDiv	Excelsior Short Term Tax Ex...	7.190	0.007
7/31/2003	ReinvDiv	Excelsior LT Tax Exempt Fund	9.680	0.027

TOTAL 11...

JOHN R. GRANELLI
JUDITH R. GRANELLI

Investment Transactions
11/14/1998 Through 11/14/2003

1/8/2004

Date	Action	Security	Quote/Price	Shares
11/23/1998	Sold	Excelsior LT Tax Exempt Fund	10.220	-97.847
12/28/1998	Sold	Excelsior LT Tax Exempt Fund	10.250	-97.561
1/20/1999	Sold	Excelsior LT Tax Exempt Fund	9.930	-50.352
6/24/1999	Sold	Excelsior LT Tax Exempt Fund	9.440	-158.898
10/13/1999	Sold	Excelsior LT Tax Exempt Fund	8.900	-112.360
11/29/1999	Sold	Excelsior LT Tax Exempt Fund	8.920	-56.054
4/12/2001	Sold	Excelsior LT Tax Exempt Fund	9.540	-1,886.792
5/14/2001	Sold	Excelsior LT Tax Exempt Fund	9.490	-158.061
10/4/2001	Sold	Excelsior LT Tax Exempt Fund	9.760	-102.459
11/30/2001	Sold	Excelsior LT Tax Exempt Fund	9.640	-103.734
12/20/2001	Sold	Excelsior LT Tax Exempt Fund	9.470	-158.395
1/23/2002	Sold	Excelsior LT Tax Exempt Fund	9.660	-517.598
2/4/2002	Sold	Excelsior LT Tax Exempt Fund	9.660	-207.039
4/29/2002	Sold	Excelsior Short Term Tax Ex...	7.190	-556.328
5/31/2002	Sold	Excelsior Short Term Tax Ex...	7.200	-416.667
7/2/2002	Sold	Excelsior Short Term Tax Ex...	7.200	-902.778
7/29/2002	Sold	Excelsior Short Term Tax Ex...	7.210	-1,664.355
9/27/2002	Sold	Excelsior Short Term Tax Ex...	7.200	-1,180.556
10/29/2002	Sold	Excelsior LT Tax Exempt Fund	9.810	-122.324
12/2/2002	Sold	Excelsior Short Term Tax Ex...	7.200	-368.889
12/27/2002	Sold	Excelsior LT Tax Exempt Fund	9.910	-121.090

JOHN R. GRANELLI
JUDITH R. GRANELLI

Date	Action	Security	Quote/Price	Shares
1/27/2003	Sold	Excelsior Short Term Tax Ex...	7.200	-1,736.111
1/30/2003	Sold	Excelsior LT Tax Exempt Fund	9.880	-344.130
2/28/2003	Sold	Excelsior Short Term Tax Ex...	7.200	-222.222
3/31/2003	Sold	Excelsior LT Tax Exempt Fund	9.950	-190.955
4/30/2003	Sold	Excelsior Short Term Tax Ex...	7.190	-236.439
5/27/2003	Sold	Excelsior Short Term Tax Ex...	7.190	-139.082
5/27/2003	Sold	Excelsior LT Tax Exempt Fund	9.950	-150.754

TOTAL 11...

<u>**CERTIFICATION OF PLAINTIFF PURSUANT TO FEDERAL SECURITIES LAW REGARDING THE EXCELSIOR FAMILY OF MUTUAL FUNDS**</u>

Maggie Freeman hereby certifies on oath as follows:

1. I have reviewed the draft complaint prepared on my behalf.

2. I did not purchase the fund(s) that is/are the subject of this action at the direction of plaintiff's counsel or in order to participate in any private action arising under the securities laws.

3. I am willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial if necessary.

4. My transaction(s) in the fund(s) that is/are the subject of this action during the Class Period is/are as follows:

Fund	Transaction(s)	Number of Shares	Date	Net Price
UMBIX	BOUGHT 4/30/02	64.041		$ 31.23
" "	7/24/01	62.794		31.85
" "	6/12/01	29.762		33.60
" "	5/4/01	29.869		33.48
" "	2/15/02	65.584		30.37
" "	11/2[illegible]/01	65.445		30.56

5. I have not sought to serve as a class representative in any other cases under the federal securities laws within the last three years.

6. I will not accept any payment for serving as a representative party on behalf of the class beyond the plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the Court.

7. I declare under penalty of perjury that the foregoing is true and correct.

EXECUTED this 16 day of January 2004 in Mahwa (City), [illegible] (State).

Maggie Freeman (signature)
Maggie Freeman